UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File No. 001-38612

ELECTRAMECCANICA VEHICLES CORP.
(Translation of registrant's name into English)

102 East 1st Avenue
Vancouver, British Columbia, V5T 1A4, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ¨

Item 8.01Other Events.

(a)	New Compensation Arrangements

Effective on January 1, 2020, we revised or entered into new compensation arrangements with three of our officers as set out below:

Michael Paul Rivera

On May 17, 2019, the Company entered into an employment agreement with Michael Paul Rivera (the “Rivera Agreement”), which is dated for reference effective August 12, 2019. Effective on January 1, 2020 (the “Effective Date” therein), with an execution date of February 26, 2020, Mr. Rivera and the Company entered into an amending agreement to the Rivera Agreement (the “Amended Rivera Agreement”).

In accordance with the Amended Rivera Agreement, the Rivera Agreement commenced on the Effective Date and continues until the third anniversary of the Effective Date, unless terminated earlier, provided that upon the third anniversary date the Rivera Agreement shall be deemed to be automatically extended upon the same terms and conditions. Either party may provide 60 days prior written notice of its intention not to extend the term. Pursuant to the terms of the Rivera Agreement, Mr. Rivera will be employed as the Chief Executive Officer and report to the Board of Directors of the Company (the “Board of Directors”), and shall have the duties, authority and responsibilities as shall be determined by the Board of Directors from time to time. Mr. Rivera will devote substantially all of his business time and attention to the performance of his duties under the Rivera Agreement and will not engage in any business, profession or occupation for compensation or otherwise which would conflict or interfere with the performance of such services either directly or indirectly without consent of the majority of the Board of Directors. During the term of his employment Mr. Rivera will not engage in any Prohibited Activity (as defined in the Rivera Agreement), provided, however, that Mr. Rivera shall be permitted to purchase and own less than 5% of the publicly traded securities of any corporation if such ownership represents a passive investment and Mr. Rivera is not a controlling person of, or a member of a group that controls, such corporation.

Under the Rivera Agreement the Company will pay Mr. Rivera an annual base salary of USD$300,000.00 (the “Base Salary”) in periodic installments in accordance with the Company’s customary payroll practices. Mr. Rivera’s Base Salary is subject to increase based on periodic reviews at the discretion of the Board of Directors. Mr. Rivera shall be eligible to receive an annual bonus of not less than USD$150,000 for fiscal 2020, which will paid by at the sole and absolute discretion of the Compensation Committee. Mr. Rivera will be entitled to participate in all benefit plans, practices and programs maintained by the Company, as in effect from time to time, and including, but not limited to, the following: (a) reimbursements for payments to participate in one U.S. health insurance plan and one U.S. dental plan; and (b) no less than 25 paid vacation during each full fiscal year of Mr. Rivera’s employment (pro-rated for any partial year of employment).

The Rivera Agreement may be terminated upon either party’s failure to renew the Rivera Agreement, by the Company for Cause (as defined therein) or by the Employee without Good

Reason (as defined therein). Following any such termination, the Company will have no further obligations under the Rivera Agreement other than the Company’s obligations to, within two weeks following a termination date, provide Mr. Rivera with: (a) any accrued but unpaid Base Salary and accrued but unused vacation; (b) reimbursements for unreimbursed business expenses that are reimbursable in accordance with the Company’s expense reimbursement policy; and (c) employee benefits, if any, to which Mr. Rivera may be entitled to under the Company’s employee benefit plans as of the date of termination.

The Company also has the right to terminate the Rivera Agreement without Cause and Mr. Rivera has the right to terminate the Rivera Agreement for Good Reason. In the event of such termination, Mr. Rivera shall be entitled to receive: (a) all Accrued Amounts (as defined therein); (b) severance pay in equal installments, which are in the aggregate equal to the sum of Mr. Rivera’s Base Salary and Target Bonus (as defined therein) for two years from the date of termination of the Rivera Agreement; (c) the Company shall reimburse Mr. Rivera for up to USD$1,800.00 of the monthly U.S. health insurance premium paid by Mr. Rivera; and (d) the Company shall pay Mr. Rivera an amount equal to the greater of (i) the average STIP (as defined therein) paid to Mr. Rivera for the previous two years and (ii) 80% of Mr. Rivera’s target annual STIP for the current fiscal year of the Company if Mr. Rivera has been employed by the Company for less than two years at the date of termination.

The Rivera Agreement will automatically terminate upon the death of Mr. Rivera and the Company may terminate the Rivera Agreement on account of Mr. Rivera’s Disability (as therein defined). In the event of such termination, Mr. Rivera (or his estate or beneficiaries, as the case may be) shall be entitled to receive the Accrued Amounts. Notwithstanding any provision of the Rivera Agreement, all payments made in connection with Mr. Rivera’s Disability will be provided in a manner consistent with state and federal law.

Effective on January 1, 2020, Mr. Rivera and the Company agreed to amend the Rivera Agreement  and entered into the Amended Rivera Agreement. Pursuant to the Amended Rivera Agreement, Mr. Rivera will be eligible to participate in any STIP or LTIP (each as defined therein) introduced by the Company from time to time and the terms of such participation shall be determined by the Board of Directors. Mr. Rivera will also be entitled to five weeks’ paid vacation per calendar year (pro-rated for partial years) in accordance with the Company’s vacation policies as in effect from time to time.

The Amended Rivera Agreement also provides that Mr. Rivera may provide notice to the Company of any Change In Control of the Company (as defined  therein) by providing not less than 45 calendar days’ notice in writing to the Company after the Change In Control has been effected; provided, however, that the Company will be entitled to carefully review and object to any said Change In Control designation by the Executive within 15 calendar days of said notice; the final determination of which, upon dispute, if any, to be determined by arbitration under California law in Los Angeles, California.  Unless otherwise determined by mutual agreement of the parties or by arbitration as provided for therein, within 60 days of the completion of the Change In Control the Company shall be obligated to pay Mr. Rivera a one-time fee in cash in the amount of USD$3,000,000 whether the Rivera Agreement is otherwise terminated or otherwise at the time of the completion of the Change In Control.

Henry Reisner

On January 15, 2019, our Board of Directors approved the entering into of an executive employment agreement with Henry Reisner, which is dated for reference effective on January 1, 2019, and which then superseded our Company’s prior agreement with Mr. Reisner, dated July 1, 2016, which had been amended in August of 2018. On January 1, 2020 (the “Effective Date” therein), the Company entered into a new executive employment agreement with Henry Reisner (the “Reisner Agreement”) which superseded the January 15, 2019 executive employment agreement with Mr. Reisner.

The Reisner Agreement commenced as of its Effective Date and will continue for a period of three years unless terminated in accordance with its terms. The Company may notify Mr. Reisner in writing at least 30 calendar days prior to the end of the term of its intent to renew the Reisner Agreement, any such renewal being on the same terms and conditions as provided in the Reisner Agreement. Pursuant to the terms of the Reisner Agreement, Mr. Reisner will continue to be employed as our Chief Operating Officer and President and will: (a) devote reasonable efforts and attentions to the business and affairs of the Company; (b) perform the Services (as defined in the Reisner Agreement) in a competent and efficient manner and in  manner consistent with his obligations to the Company and in compliance with all the Company policies; and (c) promote the interests and goodwill of the Company. Mr. Reisner will not, directly or indirectly, anywhere in Canada or the United States, either individually or in partnership, jointly or in conjunction with any person, firm, association, syndicate, company, whether as agent, shareholder, employee, consultant, or in any manner whatsoever, engage in any business the same or similar to or in competition with that of the Company’s Business (as defined therein). However, Mr. Reisner may hold or become beneficially interest in up to 1% of any class of securities in any company provided that such class of securities are listed on a recognized stock exchange in Canada or the United States.

The Company will pay Mr. Reisner a monthly base salary from the Effective Date of CAD$18,333.34 (the “Monthly Salary”). The Monthly Salary is subject to increase based on periodic reviews at the discretion of the Company. The Board of Directors, in its sole discretion, may consider the payment of a reasonable industry standard bonus to Mr. Reisner based upon the performance of the Company and upon the achievement by Mr. Reisner of reasonable management objectives. Mr. Reisner will be eligible to receive a one-time lump sum payment of CAD$25,000.00 by delivering on the Company’s objective of having the Generation 3 SOLO begin production by May 15, 2020. Mr. Reisner will be eligible to participate in benefits, perquisites and allowances, as such plans and policies may be amended from time to time, and including, but not limited to: (a) group insurance coverage for dental, health, and life insurance; and (b) no less than five weeks paid vacation per calendar year (the “Vacation”), such Vacation to extend for such periods and to be taken at such intervals as shall be appropriate and consistent with the proper performance of Mr. Reisner’s duties.

The Company may grant Mr. Reisner stock options under its Stock Option Plan (as defined therein) from time to time in its absolute discretion. Any stock options granted will be in accordance with provisions, and including, but not limited to, the following: (a) the exercise of stock options shall be subject to, at all times, to such vesting and resale provisions as may then be contained in the Company’s Stock Option Plan as may be finally determined by the Board of Directors acting reasonably; (b) Mr. Reisner in no event make any disposition of all or any portion of stock options unless the requirements as provided in the Reisner Agreement have been satisfied; and (c) the Company shall have an independent committee of the Board approve each grant of stock options and, if required, by the applicable regulatory authorities and the shareholders of the Company.

The Company has the right to and may terminate the Reisner Agreement at any time for Just Cause (as defined therein). Following any such termination, the Company shall pay to Mr. Reisner an amount equal to the Monthly Salary and Vacation pay earned and payable to Mr. Reisner up to the date of termination, and Mr. Reisner shall have no entitlement to any further notice of termination, payment in lieu of notice of termination, severance, continuation of benefits or any damages whatsoever.

The Company also has the right to terminate the Reisner Agreement without Just Cause and for any reason or no reason whatsoever by providing written notice to Mr. Reisner specifying the effective date of termination. Mr. Reisner may terminate the Reisner Agreement at any time in connection with a Change of Control (as defined therein) of the Company by providing not less than 90 calendar days’ notice in writing of said date of termination to the Company after the Change of Control has been effected. In the event that the Reisner Agreement is terminated by the Company without Just Cause, or by Mr. Reisner as a result of a Change of Control, the Company will have the obligation to: (a) pay Mr. Reisner an amount equal to the Monthly Salary and Vacation payable to Mr. Reisner up to the date of termination, together with any Vacation pay required to comply with applicable employment standards legislation; (b) pay Mr. Reisner his annual performance Bonus entitlements (as defined therein) calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; (c) pay severance equal to 12 months’ Monthly Salary plus an additional one month’s Monthly Salary for each completed full year of employment with the Company; and (d) subject to the Company’s Stock Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Mr. Reisner to exercise any unexercised and fully vested stock options at any time during three months from the date of termination.

Mr. Reisner may terminate the Reisner Agreement at any time by providing written notice of resignation to the Board of Directors specifying the date of termination (such date being not less than three month after the date of notice).  In the event the Reisner Agreement is terminated by Mr. Reisner’s resignation, the Company shall pay to Mr. Reisner an amount equal to the Monthly Salary and Vacation pay earned and payable to Mr. Reisner up to the date of termination, and Mr. Reisner shall have no entitlement to any further notice of termination, payment in lieu of notice of termination, severance, continuation of benefits or any damages whatsoever.

The Reisner Agreement will automatically terminate upon the death of Mr. Reisner and, upon such termination, the Company’s obligations under the Reisner Agreement will immediately terminate other than the Company’s obligations to: (a) pay Mr. Reisner’s estate an amount equal to the Monthly Salary and Vacation payable to Mr. Reisner up to the date of termination; (b) pay Mr. Reisner’s estate his annual performance Bonus (entitlements) calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; and (c) subject to the Company’s Stock Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Mr. Reisner’s estate to exercise any unexercised and fully vested stock options at any time during three months from the date of termination.

The Company may terminate the Reisner Agreement at any time as a result of Total Disability (as defined therein) by providing 30 calendar days’ written notice.  In the event of such termination, the Company’s obligations under the Reisner Agreement will immediately terminate other than the Company’s obligations to (a) pay Mr. Reisner’s an amount equal to the Monthly Salary and Vacation payable to Mr. Reisner up to the date of termination; (b) pay Mr. Reisner his annual performance Bonus entitlements calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; (c) subject to provisions of any Company plans and arrangements under which Benefits (as defined therein) are being provided to Mr. Reisner, continue each of Mr. Reisner’s Benefits in full force and effect for a period of six months from the date of termination; and (d) subject to the Company’s Stock Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Mr. Reisner to exercise any unexercised and fully vested stock options at any time during three months from the date of termination.

Bal Bhullar

On January 15, 2019, our Board of Directors approved the entering into of a consulting agreement with BKB Management Ltd., a company under the control and direction of Bal Bhullar, our Chief Executive Officer (the “Consulting Agreement”), which is dated for reference effective on January 1, 2019, and which superseded our Company’s prior offer letter with Ms. Bhullar, dated October 19, 2018.  On December 19, 2019, the Company entered into a new executive employment agreement with Ms. Bhullar (the “Bhullar Agreement”) which is effective January 1, 2020 (the “Effective Date” therein), and which superseded the Consulting Agreement.

The Bhullar Agreement commenced as of its Effective Date and will continue for a period of three years unless terminated in accordance with its terms. The Bhullar Agreement shall renew automatically if not specifically terminated by the Company notifying Ms. Bhullar in writing at least 90 calendar days prior to the end of the term of its intent to not renew the Bhullar Agreement.

Pursuant to the terms of the Bhullar Agreement, Ms. Bhullar will continue to be employed as our Chief Financial Officer and will: (a) devote reasonable efforts and attentions to the business and affairs of the Company; (b) perform the Services (as defined in the Bhullar Agreement) in a competent and efficient manner and in manner consistent with her obligations to the Company and in compliance with all the Company policies; and (c) promote the interests and goodwill of the Company. Ms. Bhullar will not, directly or indirectly, anywhere in North America, either individually or in partnership, jointly or in conjunction with any person, firm, association, syndicate, company, whether as agent, shareholder, employee, consultant, or in any manner whatsoever, engage in any business the same or similar to or in competition with that of the Company’s Business (as defined therein).  However, Ms. Bhullar may hold or become beneficially interest in up to 1% of any class of securities in any company provided that such class of securities are listed on a recognized stock exchange in Canada or the United States.

The Company will pay Ms. Bhullar a monthly base salary from the Effective Date of CAD$23,333.33 (the “Monthly Salary”). The Monthly Salary is subject to increase based on periodic reviews at the discretion of the Company. The Board of Directors, in its sole discretion, may consider the payment of a reasonable industry standard bonus to Ms. Bhullar based upon the performance of the Company and upon the achievement by Ms. Bhullar of reasonable management objectives. Ms. Bhullar will be eligible to participate in benefits, perquisites and allowances, as such plans and policies may be amended from time to time, and including, but not limited to: (a) group insurance coverage for dental, health and life insurance; (b) an automobile expense allowance of CAD$300.00 per month; (c) professional dues necessary to maintain Ms. Bhullar’s professional designation; and (d) no less than five weeks paid vacation per calendar year (the “Vacation”), such Vacation to extend for such periods and to be taken at such intervals as shall be appropriate and consistent with the proper performance of Ms. Bhullar’s duties.

The Company may grant Ms. Bhullar stock options under its Stock Option Plan (as defined therein) from time to time in its absolute discretion. Any stock options granted will be in accordance with provisions, and including, but not limited to, the following: (a) the exercise of stock options shall be subject to, at all times, to such vesting and resale provisions as may then be contained in the Company’s Stock Option Plan as may be finally determined by the Board of Directors acting reasonably; (b) Ms. Bhullar in no event make any disposition of all or any portion of stock options unless the requirements as provided in the Bhullar Agreement have been satisfied; and (c) the Company shall have an independent committee of the Board of Directors approve each grant of stock options and, if required, by the applicable regulatory authorities and the shareholders of the Company.

The Company has the right to and may terminate the Bhullar Agreement at any time for Just Cause (as defined therein). Following any such termination, the Company shall pay to Ms. Bhullar an amount equal to the Monthly Salary and Vacation pay earned and payable to Ms. Bhullar up to the date of termination, and Ms. Bhullar shall have no entitlement to any further notice of termination, payment in lieu of notice of termination, severance, continuation of benefits or any damages whatsoever.

The Company also has the right to terminate the Bhullar Agreement without Just Cause and for any reason or no reason whatsoever by providing written notice to Ms. Bhullar specifying the effective date of termination. Ms. Bhullar may terminate the Bhullar Agreement at any time in connection with a Change of Control (as defined therein) of the Company by providing not less than 90 calendar days’ notice in writing of said date of termination to the Company after the Change of Control has been effected. In the event that the Bhullar Agreement is terminated by the Company without Just Cause, or by Ms. Bhullar as a result of a Change of Control, the Company will have the obligation to: (a) pay Ms. Bhullar an amount equal to the Monthly Salary and Vacation payable to Ms. Bhullar up to the date of termination, together with any Vacation pay required to comply with applicable employment standards legislation; (b) pay Ms. Bhullar her annual performance Bonus entitlements (as defined therein) calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; (c) severance equal to 24 months’ Monthly Salary for each completed year of employment with the Company; (d) subject to provisions of any Company plans and arrangements under which Benefits (as defined therein) are being provided to Ms. Bhullar, continue each of Ms. Bhullar’s Benefits in full force and effect for a period of 12 months from the date of termination; (e) the Company shall pay Ms. Bhullar an amount equal to the greater of (i) the average STIP (as defined therein) paid to Ms. Bhullar for the previous two years and (ii) 80% of Ms. Bhullar’s target annual STIP for the current fiscal year of the Company if Ms. Bhullar has been employed by the Company for less than two years at the date of termination; and (f) subject to the Company’s Stock Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for

Ms. Bhullar to exercise any unexercised and fully vested stock options at any time during the Termination Option Exercise Period (as defined therein).

The Company may terminate the Bhullar Agreement by notifying Ms. Bhullar in writing at least 90 calendar days prior to the end of the term of its intent to not renew the Bhullar Agreement. In the event of such termination, the Company will be obligated to provide Ms. Bhullar with (a) through (f) noted immediately above, however, the Company will only pay Ms. Bhullar severance equal to four months of Monthly Salary for each completed full year of employment with the Company.

Ms. Bhullar may terminate the Bhullar Agreement at any time by providing written notice of resignation to the Board of Directors specifying the date of termination (such date being not less than three month after the date of notice).  In the event the Bhullar Agreement is terminated by Ms. Bhullar’s resignation, the Company shall pay to Ms. Bhullar an amount equal to the Monthly Salary and Vacation pay earned and payable to Ms. Bhullar up to the date of termination, and Ms. Bhullar shall have no entitlement to any further notice of termination, payment in lieu of notice of termination, severance, continuation of benefits or any damages whatsoever.

The Bhullar Agreement will automatically terminate upon the death of Ms. Bhullar and, upon such termination, the Company’s obligations under the Bhullar Agreement will immediately terminate other than the Company’s obligations to: (a) pay Ms. Bhullar’s estate an amount equal to the Monthly Salary and Vacation payable to Ms. Bhullar up to the date of termination; (b) pay Ms. Bhullar’s estate her annual performance Bonus entitlements calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; and (c) subject to the Company’s Stock Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Ms. Bhullar’s estate to exercise any unexercised and fully vested stock options at any time during the Termination Option Exercise Period from the date of termination.

The Company may terminate the Bhullar Agreement at any time because of Total Disability (as defined therein) by providing 30 calendar days’ written notice.  In the event of such termination, the Company’s obligations under the Bhullar Agreement will immediately terminate other than the Company’s obligations to (a) pay Ms. Bhullar an amount equal to the Monthly Salary and Vacation payable to Ms. Bhullar up to the date of termination; (b) pay Ms. Bhullar her annual performance Bonus entitlements calculated pro rata for the period up to the Date of Termination based on the achievement of the objectives to such date; (c) subject to provisions of any Company plans and arrangements under which Benefits are being provided to Ms. Bhullar, continue each of Ms. Bhullar’s Benefits in full force and effect for a period of 12 months from the date of termination; and (d) subject to the Company’s Stock Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Ms. Bhullar to exercise any unexercised and fully vested stock options at any time during the Termination Option Exercise Period from the date of termination.

Effective on August 16, 2019, we revised the compensation arrangements with one of our directors as set out below:

Jerry Kroll

On January 15, 2019, our Board of Directors approved the entering into of an executive employment agreement with Jerry Kroll (the “Kroll Agreement”), which is dated for reference effective on January 1, 2019, and which superseded the Company’s prior agreement with Mr. Kroll, dated July 1, 2016, which had been amended in August of 2018.  On August 16, 2019 the Company entered into a continuing relationship agreement with Jerry Kroll (the “Continuing Relationship Agreement”), which superseded the Kroll Agreement.

Pursuant to the terms of the Continuing Relationship Agreement, the Company has no further obligations under the Kroll Agreement other than to: (a) pay Mr. Kroll’s Executive Base Salary (as defined in the Kroll Agreement) accrued to August 16, 2019; (b) pay Mr. Kroll any accrued and unused vacation; (c) reimburse Mr. Kroll for expenses incurred up to August 16, 2019 that are reimbursable pursuant to the Kroll Agreement; and (d) pay Mr. Kroll an amount equal to the Base Salary (as defined in the Kroll Agreement) for a one year period payable in 12 installments.

Pursuant to the terms of the Continuing Relationship Agreement, Mr. Kroll will continue to conceptualize new concepts for products and business with the consent, and under the direction of, the Company’s Chief Executive Officer and/or the Company’s Board of Directors. Mr. Kroll will not have the authority to bind the Company nor will Mr. Kroll make any agreements or representations on behalf of the Company without the Company’s prior written consent. Mr. Kroll may be engaged or employed in any other business, trade, profession, or activity, which does not (i) involve electric vehicles or their components, including their manufacturing, distribution, marketing, or sale, or (ii) place him in a conflict of interest with the Company. During the term of the Continuing Relationship Agreement and for a period of 12 months following expiration or termination, Mr. Kroll will not make any solicitation to employ the personnel of the Company (including its subsidiaries) without prior written consent of the Company.

Mr. Kroll will not be eligible to participate in any vacation, group medical or life insurance, disability, profit sharing, or retirement benefits, or any other fringe benefits or benefit plans offered by the Company to its employees. Though Mr. Kroll will not be an employee of the Company, Mr. Kroll will agree to adhere to the Company’s policies governing media and social media activities and the Company’s Code of Ethics.

Pursuant to the Continuing Relationship Agreement, the Company will grant Mr. Kroll 1,250,000 stock options to acquire common shares of the Company which shall (i) be exercisable at a price of USD$2.45 per option and (ii) vest in 12 equal installments. The 18,966 stock options previously granted to Mr. Kroll that had not vested as of August 16, 2019, will be deemed to be fully vested and remain exercisable by Mr. Kroll.

The Continuing Relationship Agreement will terminate upon its one-year anniversary unless terminated earlier. The Continuing Relationship Agreement may be extended with the mutual consent of the Company and Mr. Kroll. The Continuing Relationship Agreement may be terminated by the Company and Mr. Kroll, effective immediately upon 60 days’ written notice, if the other party breaches the Continuing Relationship Agreement. Upon expiration or termination of the Continuing Relationship Agreement, Mr. Kroll will have five calendar days following expiration or termination to: (a) deliver to the Company all hardware, software, tools, equipment, or other materials provided by the Company; (b) deliver to the Company all tangible documents and materials containing, reflecting, incorporating or based on Confidential Information (as defined in the Continuing Relationship Agreement); (c) permanently erase all Confidential Information (as defined therein) from his computer systems; and (d) certify to the Company that he has complied with the requirements noted above.

The information in Item 8.01(a) of this current report on Form 6-K (and the applicable exhibits) is incorporated by reference into (i) our registration statement on Form F-3 (333-227883), originally filed on October 18, 2018, and (ii) our registration statement on Form F-3 (333-229562), originally filed on February 8, 2019.

(b)	Certain Current Reports

On April 30, 2019, the Company filed a current report on Form 6-K, which included as an exhibit a press release announcing that the Company was granted a patent in China for the design of its proprietary battery cartridge (such current report, together with exhibit 99.1 thereto, the “April 30, 2019 Current Report”).

On May 7, 2019, the Company filed a current report on Form 6-K, which included as an exhibit a press release announcing that the Company received approval to participate in the Clean Vehicle Rebate Project in California (such current report, together with exhibit 99.1 thereto, the “May 7, 2019 Current Report”).

On May 8, 2019, the Company filed a current report on Form 6-K, which included as an exhibit a press release announcing the Company’s financial results for the first quarter of 2019 (such current report, together with exhibit 99.1 thereto, the “May 8, 2019 Current Report”).

On May 21, 2019, the Company filed a current report on Form 6-K, which included as an exhibit a press release announcing that the Company received approval to participate in the Oregon Clean Vehicle Rebate Program (such current report, together with exhibit 99.1 thereto, the “May 21, 2019 Current Report”).

On May 23, 2019, the Company filed a current report on Form 6-K, which included as exhibits the Company’s annual general meeting materials to be held on June 24, 2019 (such current report, together with exhibit 99.1 thereto (“Notice of Annual General Meeting to be held on June 24, 2019”), exhibit 99.2 thereto (“Information Circular dated May 15, 2019”), exhibit 99.3 thereto (“Form of Proxy”) and exhibit 99.4 thereto (“Financial Statements Request Form”), the “May 23, 2019 Current Report”).

On July 5, 2019, the Company filed a current report on Form 6-K, which included as an exhibit a press release announcing the appointment of Paul Rivera as the Company’s new Chief Executive Officer (such current report together with exhibit 99.1 thereto, the “July 5, 2019 Current Report”).

On August 7, 2019, the Company filed a current report on Form 6-K, which included as an exhibit a press release announcing the reconstitution of the Company’s Nominating Committee (such current report together with exhibit 99.1 thereto, the “August 7, 2019 Current Report”).

On August 13, 2019, the Company filed a current report on Form 6-K, which included as an exhibit a press release reporting the Company’s financial results for the second quarter of 2019 (such current report, together with exhibit 99.1 thereto, the “August 13, 2019 Current Report”).

On August 21, 2019, the Company filed a current report on Form 6-K, which included as an exhibit a press release announcing that the Company appointed David Neace as Director of Sales (such current report, together with exhibit 99.1 thereto, the “August 21, 2019 Current Report”).

On October 17, 2019, the Company filed a current report on Form 6-K, which included as an exhibit a press release announcing that the Company has established EMV Automotive Technology, Inc. (Chongqing), a wholly-owned subsidiary in China (such current report, together with exhibit 99.1 thereto, the “October 17, 2019 Current Report”).

On October 23, 2019, the Company filed a current report on Form 6-K, which included as an exhibit a press release announcing that the Company has appointed Peter Savagian as a director of the Company (such current report, together with exhibit 99.1 thereto, the “October 23, 2019 Current Report”).

On November 12, 2019, the Company filed a current report on Form 6-K, which included as an exhibit a press release reporting the Company’s financial results for the third quarter of 2019 (such current report, together with exhibit 99.1 thereto, the “November 12, 2019 Current Report”).

On December 10, 2019, the Company filed a current report on Form 6-K, which included as an exhibit a press release announcing that the Company has appointed Bal Bhullar as a director of the Company (such current report, together with exhibit 99.1 thereto, the “December 10, 2019 Current Report”).

On February 24, 2020, the Company filed a current report on Form 6-K, which included as an exhibit a press release providing a production update and preliminary fourth quarter of 2019 financial results (such current report, together with exhibit 99.1 thereto, the “February 24, 2020 Current Report”).

The information in Item 8.01(b) of this current report on Form 6-K and the applicable exhibits (including the April 30, 2019 Current Report, May 7, 2019 Current Report, May 8, 2019 Current Report, May 21, 2019 Current Report, May 23, 2019 Current Report, July 5, 2019 Current Report, August 7, 2019 Current Report, August 13, 2019 Current Report, August 21, 2019 Current Report, October 17, 2019 Current Report, October 23, 2019 Current Report, November 12, 2019 Current Report, December 10, 2019 Current Report and the February 24, 2020 Current Report and the respective applicable exhibits) is incorporated by reference into (i) our registration statement on Form F-3 (333-227883), originally filed on October 18, 2018, and (ii) our registration statement on Form F-3 (333-229562) originally filed on February 8, 2019.

Item 9.01Financial Statements and Exhibits

(d)Exhibits

Exhibit	Description
99.1	Amendment Agreement between the Company and Michael Paul Rivera, dated for reference effective on January 1, 2020.

99.2	Executive Employment Agreement between the Company and Henry Reisner, dated for reference effective on January 1, 2020.
99.3	Executive Employment Agreement between the Company and Bal Bhullar, dated for reference effective on January 1, 2020.
99.4	Continuing Relationship Agreement between the Company and Jerry Kroll, dated for reference effective on August 16, 2019.
99.5	The April 30, 2019 Current Report (incorporated by reference to the Form 6-K filed on April 30, 2019).
99.6	The May 7, 2019 Current Report (incorporated by reference to the Form 6-K filed on May 7, 2019).
99.7	The May 8, 2019 Current Report (incorporated by reference to the Form 6-K filed on May 8, 2019).
99.8	The May 21, 2019 Current Report (incorporated by reference to the Form 6-K filed on May 21, 2019).
99.9	The May 23, 2019 Current Report (incorporated by reference to the Form 6-K filed on May 23, 2019).
99.10	The July 5, 2019 Current Report (incorporated by reference to the Form 6-K filed on July 5, 2019).
99.11	The August 7, 2019 Current Report (incorporated by reference to the Form 6-K filed on August 7, 2019).
99.12	The August 13, 2019 Current Report (incorporated by reference to the Form 6-K filed on August 13, 2019).
99.13	The August 21, 2019 Current Report (incorporated by reference to the Form 6-K filed on August 21, 2019).
99.14	The October 17, 2019 Current Report (incorporated by reference to the Form 6-K filed on October 17, 2019).
99.15	The October 23, 2019 Current Report (incorporated by reference to the Form 6-K filed on October 23, 2019).
99.16	The November 21, 2019 Current Report (incorporated by reference to the Form 6-K filed on November 21, 2019).
99.17	The December 10, 2019 Current Report (incorporated by reference to the Form 6-K filed on December 10, 2019).

99.18	The February 24, 2020 Current Report (incorporated by reference to the Form 6-K filed on February 24, 2020).

__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 27, 2020.	ELECTRAMECCANICA VEHICLES CORP. By: /s/ Bal Bhullar Name:Bal Bhullar Title:Chief Financial Officer, Secretary and Director

__________